SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under

Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(AMENDMENT NO. 2)

METALINK LTD.

(Name of Subject Company (Issuer))

TOP ALPHA CAPITAL S.M. LTD.

(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE

(Title of Class of Securities)

M69897110

(CUSIP Number of Class of Securities)

Daniel Magen

Top Alpha Capital S.M. Ltd.

5 Kinneret St., BSR Tower 3, Bnei Brak, Israel

Telephone: +972-72-211-7400

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Steve Kronengold, Adv.

SRK Kronengold Law Offices

7 Oppenheimer St.

Rehovot 76701, Israel

Telephone: +972-8-936-0999

CALCULATION OF FILING FEE

Transaction Valuation* $715,000	Amount of Filing Fee** $72.00

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying the maximum number of ordinary shares of Metalink Ltd. subject to the tender offer (550,000 ordinary shares) by the offering price ($1.30 per share).
**	Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.00010070.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $72 Form or Registration No.: SC TO-T	Filing Party: Top Alpha Capital S.M. Ltd. Date Filed: January 13, 2016.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed by Top Alpha Capital S.M. Ltd., an Israeli corporation, ("Top Alpha"). The Schedule TO relates to the offer by Top Alpha to purchase 550,000 outstanding ordinary shares, nominal (par) value NIS 1.00 per share (the “Shares”), of Metalink Ltd. (“Metalink”), at $1.30 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 13, 2016 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Amendment is being filed to amend the Schedule TO to clarify that if at least 135,000 Metalink Shares are validly tendered and not properly withdrawn, Top Alpha will purchase all tendered Shares up to a total of 550,000 Metalink Shares.

The information set forth in the Offer to Purchase and the related Letter of Transmittal, and any schedules attached thereto, is hereby expressly incorporated herein by reference in response to all of the items of the Schedule TO, except as otherwise set forth below.

Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Schedule TO.

Amendments to Items 1 through 8 and 11 and the Offer to Purchase.

The Offer to Purchase and Items 1 through 8 and 11 of the Schedule TO, to the extent such Items incorporate by reference the following information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.     The sixth full paragraph on the first page (page i) of the Offer to Purchase is hereby deleted.

2.     The third bullet point in the section entitled "HOW MANY SHARES ARE SOUGHT IN THIS OFFER" in the Summary Term Sheet section on the page 1 of the Offer to Purchase is hereby deleted.

3.     The second full paragraph on page 11 of the Offer to Purchase is hereby deleted.

Amendment to Exhibit (a)(1)(C) of the Schedule TO

The second full paragraph in Section 7 of Exhibit (a)(1)(C) of the Schedule TO is hereby deleted.

Amendment to Exhibit (a)(1)(D) of the Schedule TO

The second full paragraph in Section 6 of Exhibit (a)(1)(D) of the Schedule TO is hereby deleted.

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SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

TOP ALPHA CAPITAL S.M. LTD.

By: /s/ Daniel Magen

Name: Daniel Magen

Title: CEO

Dated: February 8, 2016

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EXHIBIT INDEX

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated January 13, 2016.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*
(a)(1)(F)	Notice of Objection.*
(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).*
(a)(5)(A)	Text of Press Release issued by Top Alpha on January 13, 2016.*
(b)	Not applicable.
(c) (d)	Not applicable. Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

___________________

* Previously filed.

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